

WaterWorks

A NEW WAY TO INVEST IN WATER.

Lon Johnson, CEO
lon@waterworksfund.com

Disclaimer

For more information, please contact Lon Johnson, CEO lon@waterworksfund.com.

MISSION

WaterWorks seeks to advance potential water solutions by introducing people to investment opportunities in technology companies and projects seeking capital at WaterWorksFund.com

Water companies and projects seeking capital.







Investors seeking opportunity.

MOMENTUM



FINRA MEMBERSHIP

WaterWorks earned its FINRA crowdfunding intermediary membership in October of 2018. Currently there are less than 55 memberships issued nationwide.

WEBSITE BUILT & LIVE

Our website is done, and fully operational to support investment issuers and investors.

TEAM & PARTNERS

We're led by a team of experienced water, finance, digital marketing and fundraising professionals. We have entered into five partnerships with water clusters.

Water problems are coming at a pace and scale...



Aging Infrastructure



Climate Change



Limited Public Funds



Population Growth

we're too often not prepared for...





Water Scarcity



Ocean Health



Infrastructure Failure



Watershed Pollution

OUR BELIEFS

 Solutions exist which can help our oceans, watersheds and communities.

 Investors can help reshape the world around them.

 Water problems are local and can be solved locally.

 Delivering clean water and sanitation to all people is attainable.

 Healthy waters, from stream to sea, are achievable.

OUR ETHICS

WE WON'T
BUY WATER.

WE WON'T
SELL WATER.

WE WON'T
PRIVATIZE WATER.

PROBLEMS

 A LACK OF EARLY STAGE INVESTORS AND CAPITAL FOR WATER SOLUTION COMPANIES SLOWS THE DEVELOPMENT AND ADOPTION OF NEEDED TECHNOLOGY IN THE SECTOR.

 INSTITUTIONAL INVESTMENT MODELS HINDER THE SOURCING, DUE DILIGENCE, TRANSACTION AND MANAGEMENT OF SMALL INVESTMENTS.

 LIMITED WATER SECTOR INVESTMENT EXPOSURE AND OPPORTUNITIES FOR BOTH ACCREDITED AND RETAIL INVESTORS.

SOLUTION

We believe democratizing water investment opportunities for investors and access to capital for potential solution providers will create an ever-expanding community to drive water solutions to scale.



INVESTOR TARGET MARKETS

EXISTING CROWDFUNDING INVESTORS

Donation, rewards & equity based.

ACTIVIST INVESTORS

Water, environmental & impact.

OFFERING SPECIFIC

Directly affected and motivated audiences.

INSTITUTIONAL

Venture capital, private equity and foundations.



ECONOMICS

Revenue Model


Cash


Equity


Marketing Fees

Value Created


Deal Flow


Water Investor Network


Scale Potential

OPERATIONS TEAM



Lon Johnson
CEO - Founder



Julianna Smoot
Strategist - Founder



Brian Spangle
COO - Founder



Meaghan Burdick
Digital



Paul Tencher
Business Development



Robin Sosnow
Legal



Brandon Klerk
Compliance


Jon Allan


Nathan Allen


Dean Amhaus


Carol Browner


Jo Ellen Darcy


Scott Goodstein


Michael Jones


Michael Likosky


Travis Loop


Felicia Marcus


George Rakis


Will Sarni


Charles Sell


Sanjiv Sinha


Bryan Stubbs

ADVISORY TEAM

PARTNERSHIPS











THE WATER COUNCIL

cleveland water alliance

TMA BlueTech™

Promoting BlueTech & Blue Jobs®

waterstart

channels for innovation

AccelerateH2O

innovating US water resiliency

BIG PICTURE GROWTH

1. Create a 100,000+ water investor base.

2. Develop and offer geographic, organizational or solution based water sector investment funds.

3. Create a collaborative platform where problems can be presented, solutions created, and operations financed.